Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 000-29975

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 with the Securities and Exchange Commission on June 30, 2004. The registration statement includes a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement when finalized and declared effective will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

ViroLogic intends to conduct an investment community conference call on August 4, 2004. Attached is the script for the conference call:

VIROLOGIC SECOND QUARTER 2004 CONFERENCE CALL

AUGUST 4, 2004

I. Introduction

•	This afternoon we issued a press release highlighting the information to be discussed on this call. A copy can be found in the investor relations section of our web site. Before we begin, I’d like to read the following statement:

•	Certain statements in this conference call are forward-looking, including statements relating to expectations for 2004 revenues, the pipeline and timing of customer clinical trials and anticipated completion of the proposed merger with ACLARA BioSciences, Inc. These forward-looking statements are subject to risks and uncertainties and other factors, which may cause actual results to differ materially from anticipated results or expectations and include, but are not limited to, the timing of customer clinical trials, risks related to our pending merger with ACLARA, including the risk that the closing conditions of the merger may not be satisfied and the merger may not be completed, and costs related to the proposed merger may adversely impact ViroLogic’s financial performance and/or condition, the risks that the Company’s products may not perform, whether ViroLogic successfully introduces new products, risks related to the implementation of the Company’s distribution agreement with Quest Diagnostics, whether others introduce competitive products, the risk that the Company’s products may not continue to be accepted or that increased demand may not develop as anticipated, the risk that gross margins may not increase as expected, whether payors will authorize reimbursement for its products, whether the FDA or any other agency will decide to regulate ViroLogic’s products or services, whether the Company will encounter problems or delays in automating its processes, whether intellectual property underlying the Company’s technology is adequate, whether licenses to third party technology will be available, and whether ViroLogic will be able to raise sufficient capital when required. For a discussion of these and other factors that may cause ViroLogic’s actual events to differ from those projected, please refer to the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and the preliminary Joint Proxy/Prospectus related to the proposed merger with ACLARA, as well as other subsequent filings with the Securities and Exchange Commission.

•	In connection with a proposed merger with ACLARA, ViroLogic filed a registration statement on Form S-4 with the Securities and Exchange Commission on June 30, 2004. The registration statement includes a joint proxy statement of ACLARA and ViroLogic for a meeting of

ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement when finalized and declared effective will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger. Investors and security holders are advised to read the joint proxy statement/prospectus, as amended from time to time, because it contains important information about ViroLogic, ACLARA, the merger and related matters. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by ViroLogic and ACLARA at the Securities and Exchange Commission’s web site at www.sec.gov and may also be obtained, when available, from ViroLogic or ACLARA by directing such requests to each company’s Investor Relations. ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement, a description of any such interests will be available in the joint proxy statement/prospectus. Information regarding ViroLogic officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004. These materials are available at the Securities and Exchange Commission’s web site and from ViroLogic and ACLARA.

•	I would now like to turn the call over to Bill Young, Chairman and CEO of ViroLogic.

II. Bill Young: Introduction & Business Overview

•	Good afternoon everyone and thank you for joining us. With me today are Karen Wilson, our CFO, and Chris Petropoulos, our Vice President of Research and Development.

•	Today, I will be reviewing the significant business accomplishments we made during the second quarter of 2004. After my review of the business, Karen will detail our second quarter 2004 financial results. Then we will open up the call for questions.

•	This past quarter we had three primary areas of focus:

•	Number one was advancing the long-envisioned expansion of our business by entering into an agreement to merge with ACLARA BioSciences. This promises to create an industry-leading company to develop and commercialize advanced molecular diagnostics for personalized medicine focused on oncology and infectious diseases;

•	Number two was executing planned sales and marketing initiatives to support expanded distribution;

•	And number three was continuing our work with over 50 pharmaceutical and biotechnology companies to ensure that we remain the partner of choice for resistance testing to support HIV and other infectious disease new drug development.

•	In early June, with the announcement that we had entered into an agreement to merge with ACLARA, we significantly expanded the opportunities available to ViroLogic to leverage our R&D, commercialization, and CLIA lab experience and expertise. ACLARA’s eTag System is anticipated to enable ViroLogic to expand into the large and rapidly growing area of molecular testing for personalized, targeted treatments in cancer.

•	Increasingly thought leaders are emphasizing and broadly discussing the importance of properly identifying the right patients for the right targeted and combination therapies in order to provide optimal treatment for patients as well as potentially aid in the more cost-effective use of these valuable regimens in the future.

•	We believe there are important parallels between the progression of HIV treatments and the evolution of cancer therapies, and there are many lessons to be applied from our experience in HIV.

•	Specifically, we plan to utilize our CLIA lab and our experience, which includes the transition of novel molecular technologies from R&D into reliable high-throughput tools for doctors and their patients. This will provide a critical jump-start to commercialize tests using the eTag platform.

•	We have formed cross-functional teams with ACLARA to do integration planning in several areas. We are developing timelines, and potential product plans are already being considered. We expect to share those plans in more detail after we complete the merger which is anticipated to be in the fourth quarter of this year.

•	As noted in our press release, we reported revenue of $9.2 million for the second quarter of 2004, an increase of 16 percent over revenue for the same period of 2003. These revenues, of course, will help enable us to continue to develop our pipeline of molecular diagnostic products for infectious diseases and cancer going forward.

•	We experienced good growth in the use of PhenoSense GT™, our combination drug resistance assay, which grew substantially from the first quarter of this year and drove an increase in our sequential patient testing revenues by 12%.

•	We are focusing our marketing resources on the key physicians treating HIV throughout the U.S. In the past quarter, we were able to provide in-depth educational programs to over 200 of these doctors. We continue to find that when doctors have the information demonstrating the benefit of appropriate testing in effecting disease progression, they readily increase their use of our products. These education initiatives help support our expanded distribution and portfolio of tests.

•	As mentioned on last quarter’s call, we recently signed a distribution agreement with Quest Diagnostics that makes ViroLogic its preferred provider for phenotypic tests throughout its national network of laboratories. This includes nearly 2,000 patient service centers, 155 rapid response laboratories and more than 30 regional laboratories – and thereby substantially increases the availability of our products to many more patients who are likely to benefit from this personalized approach to treating HIV.

•	This agreement was implemented about half way through the second quarter so the full impact of this arrangement is only now occurring, but appears to be contributing to the improvement in patient testing.

•	Also this quarter, we received a $1.5 million phase II SBIR grant from the NIH to further assess the clinical utility of HIV replication capacity or RC, a gauge of viral “fitness,” as a predictor of the pace of progression to clinical AIDS. We will be using this grant to conduct numerous retrospective clinical studies in over 1,000 patients to demonstrate the utility of this measurement for patient management and to further demonstrate the need for RC as a stand-alone assay. There is a growing body of clinical research on RC and the most recent set of treatment guidelines from the International Aids Society referenced it as a potential important test for patient management. Importantly, our quarterly market tracking surveys show that 2/3 of the doctors surveyed believe that RC will have clinical utility and a third of those surveyed are already using RC results, currently provided with PhenoSense and PhenoSense GT, for patient management. We anticipate data from the first of these studies to be presented at a medical conference in the first half of 2005.

•	Also, this fall, Chris Petropoulos, Vice President of R&D, will be presenting the potential benefits of RC during a plenary session on viral fitness at ICAAC.

•	This is representative of how ViroLogic’s science and scientists take a leading role at the major scientific conferences and meetings. In the last quarter, researchers and collaborators presented over a dozen studies demonstrating the breadth and applicability of ViroLogic’s technology at the 13th International HIV Drug Resistance Workshop held in June in the Canary Islands, Spain.

•	We also continue to develop our clinical trial testing technology. With the completion of CLIA validation of our proprietary HIV-1 Co-Receptor Tropism assay, it is now available to support Phase 3 clinical trials of entry inhibitors. The assay is critical to the selection and enrollment of appropriate patients, as well as monitoring for escape variants during the study.

•	I will now turn the call over to Karen who will provide you with a more detailed financial overview of the quarter.

III. Karen Wilson: Financial Review

Thanks Bill.

•	Revenue for the second quarter was $9.2 million, an increase of 16 percent over revenue for the second quarter of 2003. Our patient testing business increased to $6.5 million from $6.1 million in the second quarter of 2003 and $5.8 million in the first quarter of 2004. The pharmaceutical drug development side of our business increased approximately 35 percent to $2.3 million from $1.7 million for the second quarter of 2003.

•	Gross margin for the second quarter of 2004 was 49 percent compared to 45 percent for the second quarter of 2003. This improvement was the result of continuing efficiencies and economies of scale achieved in our clinical laboratory operations as well as greater contribution from pharmaceutical drug development revenue.

•	Operating costs and expenses for the second quarter of 2004 were $10.6 million, compared to $10.2 million for the second quarter of 2003. Operational improvements, coupled with reduced expenses for leased facility space, were partially offset by higher expenses associated with increased sample volume and research and development activities.

•	For the second quarter of 2004, the net loss applicable to common stockholders was $1.4 million, or $0.03 per common share, compared to a net loss applicable to common stockholders of $2.7 million, or $0.09 per common share, for the second quarter of 2003.

•	We had $10.1 million of cash, restricted cash and short-term investments at June 30, 2004. We generated cash from operations of approximately $600,000 during the second quarter of 2004.

•	Let me now turn the call back to Bill for a few closing remarks.

IV. Bill Young: Conclusion

•	As you can see we are making progress in our business. We remain focused on our educational and marketing initiatives to grow our patient testing business and are dedicated to being the leader in drug resistance testing to support HIV and infectious disease drug development. These two initiatives are designed to continue to generate revenues to feed our pipeline of tests and to create a robust and profitable future.

•	In addition, the agreement to merge with ACLARA will help expedite the path for development of products for the much larger oncology marketplace. We are enthusiastic about the merger, and joint integration and product planning with ACLARA is progressing well.

•	I will now turn the call back to the operator for questions.

Bill Young: Closing

•	Thanks for joining us today.

•	We look forward to updating you on our progress. Goodbye.